April 29, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Jay Williamson

Re:	Blackstone Real Estate Income Fund

Registration Statement on Form N-2, File Nos. 811-22900 and 333-216456

Blackstone Real Estate Income Fund II

Registration Statement on Form N-2, File Nos. 811-22907 and 333-216457

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Fund and Blackstone Real Estate Income Fund II (together, the “Funds”), please find the following response to the oral comment received on April 26, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission. For convenience of reference, the comments of the Staff have been reproduced herein.

Registration Statement

Summary of Fees and Expenses

1.

In the fee and expense tables, we note that you are reflecting an expense reimbursement by the Investment Manager. Reimbursed expenses should be excluded from the fee and expense tables because the expense reimbursement agreement is in effect for less than one year, pursuant to applicable guidance in Instruction 3(e) to Item 3 of Form N-1A. Please remove the expense reimbursement by the Investment Manager from the fee and expense tables.

In response to the Staff’s comment, the Funds propose revising the fee and expense tables to remove the expense reimbursement as set forth below. The proposed revisions are marked against the response to Comment 1 in the Funds’ response letter dated April 23, 2019.

BREIF I

Shareholder Transaction Expenses:
Maximum Sales Load (as a percentage of the offering price)	3.00%
Maximum Early Withdrawal Fee	2.00%
Annual Expenses (as a percentage of net assets of the Fund):
Management Fee	2.24%
Distribution and Service Fee	0.75%
Interest Expense on Repurchase Agreements	1.32%

Interest Expense on Securities Sold Short	0.36%
Other Expenses	0.39%
Incentive Fee	0.68%
~~Expense Reimbursement by the Investment Manager~~	~~(0.04~~ %)
Total Annual Expenses	5.74~~5.70~~ %

BREIF II

Advisor Class I Shares

Shareholder Transaction Expenses:
Maximum Sales Load (as a percentage of the offering price)	None
Maximum Early Withdrawal Fee	2.00%
Annual Expenses (as a percentage of net assets of the Fund attributable to Advisor Class I Shares):
Management Fee	2.28%
Service Fee	0.25%
Interest Expense on Repurchase Agreements	1.28%
Interest Expense on Securities Sold Short	0.36%
Other Expenses	0.39%
Incentive Fee	0.64%
~~Expense Reimbursement by the Investment Manager~~	~~(0.04%)~~
Total Annual Expenses	5.20~~5.16~~%

Institutional Class II Shares

Shareholder Transaction Expenses:
Maximum Sales Load (as a percentage of the offering price)	None
Maximum Early Withdrawal Fee	2.00%
Annual Expenses (as a percentage of net assets of the Fund attributable to Institutional Class II Shares):
Management Fee	2.25%
Interest Expense on Repurchase Agreements	1.27%
Interest Expense on Securities Sold Short	0.36%
Other Expenses	0.39%
Incentive Fee	0.87%
~~Expense Reimbursement by the Investment Manager~~	~~(0.03%)~~
Total Annual Expenses	5.14~~5.11~~%

As a result of the updates to the Funds’ summaries of fees and expenses noted above, the Funds will revise the amounts in the expense examples as follows:

BREIF I

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$84	$190	$296	$557

BREIF II

Advisor Class I Shares

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$49	$146	$244	$489

Institutional Class II Shares

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$46	$138	$231	$466

Investment Strategies

2.

We note your response to prior Comment 7 and believe additional clarification is necessary. Please quantify the level of assets or revenues the Investment Manager believes is significant in your disclosure. Explain why a significant amount of real estate assets makes a company real estate-related. For example, would a mining company that owns significant land rights be considered a real estate-related business? Please explain why or why not.

In response to the Staff’s comment, the Funds propose to include the following disclosure in lieu of the disclosure suggested in prior Comment 7: “The Master Fund considers a company to be “real estate-related” if its primary business is the ownership, management or development of real estate.” A mining company that owns significant land rights would generally not be considered a real estate-related company pursuant to this criteria.

3.

We note your response to prior Comment 9 and the reference to selling protection on various indices. For the credit default swap indices you frequently use, tell us who selects the constituents and how often and on what basis the index is rebalanced or reconstituted.

The constituents for credit default swap indices in which the Funds invest are selected based on criteria established by an index provider, such as IHS Markit. The index provider then solicits feedback from market participants and a final pool is selected. The index is neither rebalanced nor reconstituted and it matures once all bonds underlying the tranche are either repaid or written-off. The Funds will update their disclosure to describe this process.

4.	Please confirm your intention to segregate assets equal to the notional value when selling protection in credit default swaps.

The Funds confirm their intention to segregate assets equal to the notional value when selling protection in credit default swaps.

Should you have any questions or comments, please feel free to call Rajib Chanda of Simpson Thacher & Bartlett LLP at (202) 636-5543.

Very truly yours,

/s/ Rajib Chanda